                                   FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 AMENDMENT NO. 1
                                       TO
                                  ANNUAL REPORT
                                       OF
                               THE STATE OF ISRAEL
                              (Name of Registrant)
                             -----------------------

               Date of end of last fiscal year: December 31, 2001

                             SECURITIES REGISTERED*

                      (As of the close of the fiscal year)

                                   AMOUNTS AS TO                NAMES OF
                                WHICH REGISTRATION           EXCHANGES ON
      TITLE OF ISSUE               IS EFFECTIVE            WHICH REGISTERED
      --------------               ------------            ----------------
            N/A                        N/A                        N/A

           Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission

                                  HARRY LANGMAN
                         CONSUL AND CHIEF FISCAL OFFICER
                           FOR THE WESTERN HEMISPHERE
                               MINISTRY OF FINANCE
                             OF THE STATE OF ISRAEL
                                800 SECOND AVENUE
                                   17TH FLOOR
                            NEW YORK, NEW YORK 10017

* The Registrant is filing this annual report on a voluntary basis.

                               THE STATE OF ISRAEL

      The sole purpose of this Amendment No. 1 to the Annual Report on Form 18-K (this "Amendment") is to file with the Commission (i) a description of certain recent developments with respect to the Registrant included as Exhibit D-1 to this Amendment, (ii) the legal opinions in accordance with the Registrant's undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement included as Exhibits E and F to this Amendment, and (iii) the Underwriting Agreement dated June 10, 2003 by and among the Registrant and the underwriters named therein included as Exhibit G to this Amendment.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 13th day of June, 2003.


                              STATE OF ISRAEL


                              By: /s/ Harry Langman
                                  ---------------------------------------
                                  Harry Langman
                                  Consul and Chief Fiscal Officer for the
                                  Western Hemisphere
                                  Ministry of Finance


                              By: /s/ Yaron Neudorfer
                                  ---------------------------------------
                                  Yaron Neudorfer
                                  Deputy Chief Fiscal Officer for the
                                  Western Hemisphere
                                  Ministry of Finance

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                               PAGE NUMBER
------                                                               -----------
    A.     None

    B.     None

   C1.     Copy of the State Budget Proposal for Fiscal Year
           2002 (Additional Adjustments to the State Budget
           Proposal) (in Hebrew).*

   C2.     Copy of the Emergency Economic Program Bill
           (Legislation Amendments for Meeting the Budget and
           Economic Policy Goals for Fiscal Years 2002 and 2003)
           - 2002 (in Hebrew).*

    D.     Current Israel Description.**

   D1.     Recent Developments of the State of Israel as of June
           10, 2003.

    E. Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated June 13, 2003.

    F.     Opinion of Arnold & Porter dated June 13, 2003.

    G. Underwriting Agreement dated June 10, 2003 by and among the State of Israel and Citigroup Global
           Markets Inc., Lehman Brothers Inc. and the other underwriters named therein.

-------------
*     Previously filed by paper filing under cover of form SE.

** Previously filed on July 1, 2002 as Exhibit D to the Annual Report on Form 18-K.


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